PRICER

PRESS REL

from Pricer AB (publ) January 16, 2004

PRICER WINS CARREFOUR CONTRACT

Pricer AB (publ) has won the tender for ESL systems (Electronic Shelf Label) by French retail group Carrefour S.A. The contract comes after one year of careful and thorough evaluation by Carrefour including three pilot installations with various suppliers. The expected value of the deliveries will be in the range of 100 million SEK. Installations will be completed during 2004.

"This success is definitely one of the most important events ever for Pricer. The thorough evaluations made by Carrefour have clearly showed that the Pricer system complies with the professional demands of a leading retailer. It is with considerable pride that we can add the distinguished name and brand of Carrefour to our list of customers as we already supply other leading retailers around the globe," says Jan Forssjö, President and CEO of Pricer AB. "This confirmation of our market efforts in Europe is an important strategic step in our continued global development, and comes in the face of our established Japanese market and our new launch in the North American market."

"This contract is not only a significant win for Pricer but a genuine breakthrough for the ESL business as one of the leading retailers starts its deployment of ESL systems. I see this as the beginning of a long business relation with Carrefour as this contract only represents a part of their total network," comments Charles Radisson-Jackson, General Manager and Vice President Sales and Marketing of Pricer S.A. "The choice of Paris for this first phase of deployment reaffirms our decision to locate our office in Paris."

Carrefour is one of the leading global retail groups in the world with more than 9 600 stores in over 30 countries. The tender concerns Carrefour stores in a number of European countries with a strong focus in France.

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

***Pricer AB (publ)**, founded in 1991 in Uppsala, has a world-leading position as a supplier of electronic price and information systems to the retail industry. Pricer offers electronic information systems (ESL) that significantly improve customer profitability and productivity.*

With the largest product range on the market, Pricer ESL System is installed in more than 400 stores in three continents. Customers include the largest retail chain in Europe and some of the largest retail chains in Japan. Pricer, in cooperation with highly competent partners, offer a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the O-list of the OM Stockholm Exchange. For further information, please visit Pricer's website. Registration to receive news releases automatically via e-mail can be made through the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Web site: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

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PRICER

PRESS RELEASE

from Pricer AB (publ) January 19, 2004

PRICER RECEIVES NEW ISHIDA ORDER FOR USD 0.5 M

Pricer has received an additional order for USD 0.5 M from Ishida, Pricer´s partner in Japan. The new order is independent from the order Pricer received in August 2001, for a minimum of USD 25 M for deliveries until 2007. Deliveries relating to the new order will be made during the first quarter of 2004.

"The number of installations of Pricer's ESL system in the Japanese market will be higher than expected during the first quarter 2004," says Tsuyoshi Kikukawa, Manager ESL Business Centre, Ishida Co., Ltd.

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

***Pricer AB (publ)**, founded in 1991 in Uppsala, has a world-leading position as a supplier of electronic price and information systems to the retail industry. Pricer offers electronic information systems (ESL) that significantly improve customer profitability and productivity.*

With the largest product range on the market, Pricer ESL System is installed in more than 400 stores in three continents. Customers include the largest retail chain in Europe and some of the largest retail chains in Japan. Pricer, in cooperation with highly competent partners, offer a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the O-list of the OM Stockholm Exchange. For further information, please visit Pricer´s website. Registration to receive news releases automatically via e-mail can be made through the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Web site: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993